Mail Stop 4561

May 24, 2006

Tom Manley
Senior Vice President, Finance & Administration
and Chief Financial Officer
Cognos Inc.
3755 Riverside Drive
P.O. Box 9707, Station T
Ottawa, ON Canada K1G 4K9

> **Re: Cognos Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **February 28, 2005**
> **Filed April 29, 2005**
> **File No. 033-72402**

Dear Mr. Manley:

We have reviewed your response letter dated April 13, 2006 and the information provided in our conference call on May 23, 2006 and we have the following additional comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended February 28, 2005

Critical Accounting Estimates, page 44

1.   Tell us why you believe that your sample of 200 orders is a statistically valid representation of your total population of sales orders.

2.   Tell us what consideration you gave to determining product support VSOE of fair value by grouping renewals along similarities of factors such as geographic regions or locations; type and nature of products; size of the customer and distribution channel (e.g. resellers, distributors, etc.); stage of licensed product life cycle; other arrangement elements; overall economics and term of the license arrangement or other factors.

3.   For contracts where product support renewal fees are specified in the agreement, it is unclear whether your customers actually renewed product support at that specified rate. Tell us whether it is your customary practice to have your customers renew at the specified renewal rate or whether such rates are renegotiated upon renewal. Additionally, for the year ended February 28, 2006, tell us what percentage of your customers actually renewed product support at the specified renewal rate as opposed to a different rate that was subsequently negotiated.

4.   We note that for contracts where product support fees are not specified in the agreement, revenue is deferred for product support based on your list price. Tell us whether there are different list prices for product support based on the type, nature and life cycle stage of product sold; the geographic location of the customer; the size of the customer or distribution channel used.

5.   We also note in the charts provided where product support renewal fees are not specified (including contracts with first year support specified), that certain renewal fees actually paid for product support were greater than your list price of 25%. Tell us the specific facts and circumstances that resulted in certain customers paying product support renewal fees greater than the Company's list price. Also, explain how you concluded that the list price of 25% is the high-end of your range given the renewals at greater amounts.

6.   Tell us how you recognize revenue for product support on licenses sold through a reseller. In this regard, tell us whether the amount of revenue recognized in year one is based on a percentage of the license fee paid by the reseller or the price the reseller charges the end user. Similarly, tell us how you calculate the product support revenue in year two and beyond. Additionally, tell us how the renewal price of product support is determined, including who negotiates the price, and whether the reseller provides any product support to the end user.

7.   Tell us specifically what factors are considered in determining the product support renewal rate that is charged to a customer. For example, what consideration do you give to customer payment terms and location; type, nature and life cycle stage of licensed product; other arrangement elements and overall

economics and term of the license arrangement in determining the product support renewal rate charged to a customer.

8.   Please describe the policies and procedures followed for establishing VSOE on a periodic basis. For example, describe whether you statistically sample contracts or perform some other evaluation of contracts annually (or more frequently, if necessary) to determine if the product support fees charged are consistent with your policies and procedures and are representative of VSOE. Please advise.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief